Organigram Provides Update on Debenture Conversion

MONCTON, MARCH 27, 2019/CNW/ – Organigram Holdings Inc. (the “Company”) (TSX VENTURE: OGI) (OTCQX: OGRMF), today provided an update on its previously announced mandatory conversion (the "Conversion") of the Company's 6.0% convertible unsecured debentures due January 31, 2020 (the "Debentures") (OGI.DB).

As announced on February 27, 2019, the Company elected to exercise its right under the Debenture Indenture between the Company and the TSX Trust Company dated as of January 31, 2018 (the "Indenture") governing the Debentures, to convert all of the principal amount outstanding of the remaining Debentures on April 1, 2019 (the "Conversion Date") into common shares of the Company (the "Common Shares").

Pursuant to the terms of the Indenture, the Company may force the conversion of the aggregate principal amount of the outstanding Debentures at the conversion price of $5.42 per Common Share when the daily volume weighted average trading price of the Common Shares on the Exchange ("VWAP") for 10 consecutive trading days exceeds $7.05. As of the close of markets on February 26, 2019, the VWAP exceeded $7.05 for 10 consecutive trading days. The Company provided the holders of the Debentures with at least 30 days advance written notice of the Conversion.

In order to facilitate the Conversion, trading in the Debentures will be halted at the open of trading tomorrow, March 28, 2019, and the Debentures will be delisted from the Exchange effective at market close on March 29, 2019.

The Company’s Common Shares (OGI) and Warrants (OGI.WT.A) will remain listed and continue to trade on the Exchange.

Since the date of the announcement of the mandatory conversion by the Company, holders of the Debentures continued to voluntarily convert their Debentures in accordance with the terms of the Indenture. Since their issuance on January 31, 2018, $96.2 million of the Debentures have been voluntarily converted into approximately 17.7 million Common Shares. Therefore, the estimated remaining total of approximately $18.8 million of the Debentures will be converted into approximately 3.5 million Common Shares on the Conversion Date and the accrued interest (less any required deductions or withholdings) will be paid to the holders. On a cumulative basis, the Debentures will have resulted in the issuance of approximately 21.2 million Common Shares. The Company will not issue fractional Common Shares on the Conversion. Instead, the Company will, in lieu of delivering a certificate representing such fractional interest, make a cash payment to the holder of an amount equal to the fractional interest in accordance with terms of the Indenture.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors, including the value of outstanding debentures as at the Conversion Date, could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We seek safe harbor.

For Investor Relations enquiries, please contact:

Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca

or

Paolo De Luca
Chief Financial Officer
paolo.deluca@organigram.ca